March 20, 2024

Kyle Wiley

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-12299)

Dear Mr. Wiley,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Legion Works, Inc. (the “Company”), respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12299); together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2023, and subsequently amended on July 13, 2023, and November 21, 2023.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interests of the Company to continue with this Offering Statement. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Ryan Bettencourt

CEO

Legion Works, Inc.